

November 24, 2014

Via E-mail
Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

> **Re:** **Chimera Investment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed June 4, 2014**
> **File No. 1-33796**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 11, 2014**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 10, 2014**

Dear Mr. Colligan:

We have reviewed your supplemental response letter submitted October 2, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Condition, page 59

Estimated Economic Book Value, page 59

1.   We note from your response to prior comment 1 of our letter dated September 3, 2014. It appears that your current presentation may give investors the impression that the non-GAAP information represents a comprehensive basis of accounting. Please explain to us

how you considered Question 102.10 of the C&DI's on non-GAAP Financial Measures in your analysis. If after further consideration you determine to revise your reconciliation of non-GAAP adjusted earning, please provide us with your revised presentation to be included in future filings.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

2. We note your response to prior comment 7. Please tell us what consideration you gave to Article 9 of Regulation S-X which does not provide for the 'net investment income (loss)' line item. We also note that you discuss the fluctuations of gains (losses) on derivatives and management fees on a net basis within your results of operations section of your MD&A. Please tell us what consideration you gave to presenting these line items on a net basis. Lastly, please tell us in which line item the original costs of the restatement, which are being reimbursed, were recorded.

Form 10-Q for the Quarterly Period Ended June 30, 2014

8. Consolidated Securitizations Vehicles and Other Variable Interest Entities, page 28

3. We note in your response that you recorded a gain of $48 million when you decided not to acquire three of the 15 collateral groups. Please further explain to us how you determined the fair value of the underlying assets to calculate the gain.

Form 10-Q for the Quarterly Period Ended September 30, 2014

8. Consolidated Securitization Vehicles and Other Variable Interest Entities, page 33

4. We note from your disclosure that you acquired rights to approximately $4.8 billion of seasoned sub-prime residential mortgage loans through the purchase of certain subordinate notes and trust certificates in the SLFMT Trusts, which you consolidated based on your conclusion that you are the primary beneficiary of these variable interest entities. Please tell us your consideration for any financial statement requirements for this acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief